

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Stephen Zamansky
SVP, General Counsel & Secretary
REV Group, Inc.
245 South Executive Drive
Suite 100
Brookfield, WI 53005

       Re: REV Group, Inc.
           Registration Statement on Form S-3
           Filed on December 13, 2023
           File No. 333-276009

Dear Stephen Zamansky:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Bradley Ecker at 202-551-4985 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Manufacturing